VAWAA

In this issue: Celebrating women, rare studios and dedication to dying crafts. Plus an exciting fundraising update.

Learn from Women Worldwide

Dear friend of VAWAA,

Some of the most enduring crafts in the world have been passed from woman to woman. In studios, homes, and workshops.

With Mother's Day on Sunday, May 10, this week we're celebrating women around the world who have devoted their lives to craft and are ready to share it. There may be no more meaningful way to celebrate your mother than by going on a VAWAA together.

Explore 200+ VAWAA's to share with mum >

Meet the artists...



Experimental Textiles with Mariadela

4 days in Barcelona, Spain

Originally from Caracas, trained in Rome and Barcelona, her first teacher was her grandmother. Now she works from an old textile factory in Barcelona. **Her work has been acquired by Loewe** and shown in Milan, Brussels, Seoul, London.



Natural Dyeing with Thao

7 days in Hanoi, Vietnam

Collaborating with Nùng An women in a mountain village 8 hours from Hanoi. When she introduced a new shade of indigo, they laughed at her. Years later, they'd developed 10 unique colors together.



Handbuild Ceramics with Maria

3 days in Athens , Greece

Maria mixes and colors her own clay, works from her own terra sigillata recipe, and **recycles everything** in the studio. She never uses a wheel, only pinching and coiling. Her work **draws from ancient Greek votive traditions,** blended with a touch of whimsy.



Umbrian Jacquard Weaving with Marta & Alessia

3 days in Perugia, Italy

Their studio is a 13th-century Franciscan church. They're currently **reconstructing the tablecloth from Leonardo da Vinci's *Last Supper*** on a 19th-century Jacquard loom. The technique has no written instructions — it has traveled only woman to woman, orally, for 800 years.



Appalachian Hand-Tied Broom Making with Brenda

4 days in West Virginia, United States

The phrase "flying off the handle" literally comes from old broom-making. **This is a dying craft,** she's one of very few hand-tied broom makers left.



Intuitive and Embodied Ceramics with Camila

4 days in Guadalajara, Mexico

Ceramist and somatic psychotherapist. She teaches nervous system regulation through clay where you learn to let the body lead slowly following the clay.

Book a VAWAA

VAWAA's private investor phase is now open

We've now opened early investor reservations privately on Wefunder before going public around May 11.

Early momentum is already building: VAWAA guests, artists, and members of this community have reserved about $170K so far.

By investing in VAWAA, you're helping **build a more human and creative future**.

Participation starts at $1,000, with early reservation perks for those who join during the private phase.

You can **reserve your allocation here**, and **early reservation perks are here**. The perks are a thank-you for early supporters; the investment itself is through a SAFE with a Shared Earnings side letter, designed for those who believe in VAWAA's long-term financial upside. For anyone considering a larger check, we're hosting info calls this Sunday and next week — **pick a time here**.

Legal disclaimer: At this stage, VAWAA is "testing the waters" under Regulation Crowdfunding, which means no money or other consideration is being solicited and will not be accepted if sent.

Reserve your allocation

Two guest stories



Georgian Ceramics and Jewelry with Nato

📍Tbilisi, Georgia

Cameron: "Not only did I learn so much about the craft, but even more importantly, I also got to know such a beautiful soul inside and out. Nato is vibrant, warm, curious, and incredibly creative. VAWAA allowed me to develop my skills in ways I hadn't before and gave me the confidence to experiment more boldly in my work....**read more**

Book VAWAA with Nato



Indigenous Basketry & Pine Fiber Arts with Nancy

📍South Carolina, United States

Jami: "My time with Nancy was wonderful. Her warmth and hospitality is beyond measure. Nancy brings a passion and inspiration to her work that is infectious. Spending focused time together, creating, talking, educating & exchanging, we find connection...**read more**

Book VAWAA with Nancy

More women, more craft

Five women. Five countries. Five crafts worth traveling for. Here are more VAWAAs led by women who have spent lifetimes mastering what they do.

- **Experimental Weaving** with Marianne in the **Netherlands**
- **Natural Wood Restoration & Decoration** with Lina in **Italy**
- **Silversmithing** with Eugenia in **Mexico**
- **The Art of Millinery** with Almudena in **Spain**
- **Plein Air Painting** with Deb in the **United States**

Book your perfect VAWAA

VAWAA is a mini-sabbatical for creativity and connection. Time with a master artist—in their studio, their rhythm, their world.

You and your friends can both earn $50.
Learn more about referral program

Need help? Just reply to this email.

Love and adventure ❤️
Geetika and the VAWAA Team

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